

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 10, 2021

David Schulte
Chief Executive Officer
CorEnergy Infrastructure Trust, Inc.
1100 Walnut, Suite 3350
Kansas City, Missouri 64106

   Re: CorEnergy Infrastructure Trust, Inc.
     Registration Statement on Form S-3
     Filed on November 3, 2021
     File No. 333-260733

Dear Mr. Schulte:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Melanie Singh at 202-551-4074 with any questions.

         Sincerely,

         Division of Corporation Finance
         Office of Real Estate & Construction